15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

October 4, 2017

VIA EDGAR SUBMISSION

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RH
Form 10-K for the fiscal year ended January 28, 2017
Filed March 29, 2017
Form 10-Q for the quarterly period ended April 29, 2017
Filed June 2, 2017
File No. 001-35720

Dear Ms. Thompson:

I am writing on behalf of RH (the “Company”), in response to the comment letter of Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated September 20, 2017, relating to the above-referenced filings. The Staff’s comment letter requested a response within ten business days. This letter confirms, as discussed by telephone on October 3, 2017 with Robert Babula, that the Staff has agreed to extend until October 18, 2017 the deadline for RH to respond to the Staff’s comments. If you have any questions or need any additional information, please do not hesitate to call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone
Karen Boone Co-President, Chief Financial and Administrative Officer